EXCEED COMPANY LTD. ANNOUNCES RECEIPT OF NON-BINDING GOING PRIVATE PROPOSAL

Fujian, China — August 19, 2013 — Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or “the Company”), one of the leading domestic sportswear brands in China, today reported that its board of directors (the “Board of Directors”) has received a preliminary, non-binding proposal from its chairman and chief executive officer, Mr. Shuipan Lin (“Mr. Lin”) and his affiliates (including Tiancheng Int'l Investment Group Limited), HK Haima Group Limited, Wisetech Holdings Limited, Windtech Holdings Limited and RichWise International Investment Group Limited (collectively, the “Consortium Members”). The Consortium Members propose to acquire all of the outstanding ordinary shares of the Company not currently owned by them at a proposed price of $1.72 per ordinary share in cash as part of a going private transaction, subject to certain conditions. The proposal represents a premium of 15% to the closing price of the ordinary shares of the Company on August 16, 2013, a premium of 38% to the average closing price of the ordinary shares of the Company during the last 30 trading days, and a premium of 42% to the average closing price of the ordinary shares of the Company during the last 60 trading days. As of August 17, 2013, the Consortium Members in the aggregate owned approximately 66.5% of the total outstanding ordinary shares of the Company. A copy of the text of the proposal letter to the Board of Directors is attached as Exhibit A.

In response, the Board of Directors has formed a special committee (the "Special Committee") consisting of Messrs. Jin Jichun, Chen Yea-Mow and Pang Xiaozhong, each an independent non-executive director, to consider this proposal. Mr. Jin will be the Chairman of the Special Committee. The Special Committee will retain a financial advisor and legal counsel to assist it in its work.

The Board of Directors cautions the Company's shareholders and others considering trading in its securities that the Board of Directors has just received the non-binding proposal from the Consortium Members and that no decisions have been made by the Special Committee with respect to the Company's response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbol "EDS".

Forward-Looking Statements:

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. A number of factors could cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to changes in our goals and strategies, our ability to control costs and expenses, success of our products, competition in the sportswear industry in China, and changes in PRC government preferential tax treatment and financial incentives. The forward-looking statements made in this announcement relate only to events or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

For further information, please contact:

Investor Relations

Exceed Company Ltd.

Vivien Tai

+852 2153-2771

ir@xdlong.cn

Exhibit A

August 17, 2013

The Board of Directors
Exceed Company Ltd.
Unit F, 24/F, China Overseas Building
139 Hennessy Road, Wanchai
Hong Kong

Dear Members of the Board of Directors,

We, Shuipan Lin and his affiliates (including Tiancheng Int'l Investment Group Limited), HK Haima Group Limited, Wisetech Holdings Limited, Windtech Holdings Limited and RichWise International Investment Group Limited (collectively, the "Consortium Members"), are pleased to submit this preliminary non-binding proposal (the "Proposal") to acquire all of the outstanding ordinary shares of Exceed Company Ltd. (the "Company") that are not already owned by us in a "going private" transaction on the principal terms and conditions described in this letter (the "Transaction").

We believe that our Proposal of US$1.72 per ordinary share of the Company in cash provides a very attractive opportunity to the Company's shareholders. Our Proposal represents a premium of 15% to the closing price of the ordinary shares of the Company on August 16, 2013, a premium of 38% to the average closing price of the ordinary shares of the Company during the last 30 trading days and a premium of 42% to the average closing price of the ordinary shares of the Company during the last 60 trading days. As of the date hereof, the Consortium Members in the aggregate own approximately 66.5% of the total outstanding ordinary shares of the Company.

Set forth below are the key terms of our Proposal.

I. Transaction and Purchase Price

We propose to acquire all of the outstanding ordinary shares of the Company not already owned by us at a purchase price equal to US$1.72 per ordinary share in cash through a one-step merger of an acquisition vehicle newly formed by the Consortium Members with and into the Company. Please note that the Consortium Members are currently interested only in pursuing the Transaction and are not interested in selling their shares in any other transaction involving the Company.

II. Sources of Financing

We intend to finance the Transaction with a combination of equity and debt capital funded by Mr. Shuipan Lin.

III. Definitive Documentation

Consummation of the Transaction would require negotiation and execution of a definitive merger agreement, as well as other customary agreements for a transaction of this nature, each containing terms and conditions appropriate for transactions of this type. We have retained Skadden, Arps, Slate, Meagher & Flom LLP as our international legal counsel and are prepared to provide draft agreements promptly.

IV. Confidentiality

We intend to promptly file a joint Schedule 13D to disclose this Proposal and our intention as set out in this Proposal. However, we are sure you will agree that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the definitive agreements or terminated our discussions.

V. Process

We believe that the Transaction will provide superior value to the Company's public shareholders. We recognize that the board of directors will evaluate the Proposal independently before it can make a decision to endorse it. Given our involvement in the Transaction, we would expect that the

Exhibit A

Page 2

independent members of the board of directors will proceed to consider our Proposal and the Transaction.

VI. No Binding Commitment

This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest by the Consortium Members and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation.

* * * * *

Exhibit A

In closing, we would like to express our commitment to working together with the board of directors of the Company to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

SHUIPAN LIN

By: /s/ Shuipan Lin

TIANCHENG INT'L INVESTMENT GROUP LIMITED

By: /s/ Shuli Chen
Name: Shuli Chen
Title: Director

HK HAIMA GROUP LIMITED

By: /s/ Huixin Zhuang
Name: Huixin Zhuang
Title: Director

WISETECH HOLDINGS LIMITED

By: /s/ Wong Kok Wai
Name: Wong Kok Wai
Title: Director

WINDTECH HOLDINGS LIMITED

By: /s/ Wong Kok Wai
Name: Wong Kok Wai
Title: Director

RICHWISE INTERNATIONAL INVESTMENT GROUP LIMITED

By: /s/ Jinlei Shi
Name: Jinlei Shi
Title: Director

[Signature Page to Proposal Letter]